STROOCK

November 30, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.
File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), in response to the telephonic discussion between members of the Staff and Karen Davis, Chief Accounting Officer of the Company, over the past two days, the Company provides the following additional information with respect to the pro forma presentation that the Company intends to include in Amendment No. 7 to the Company’s Registration Statement on Form S-1, to be filed with the Commission on or about December 3, 2012.

In our discussion with the Staff on November 29, 2012, you requested that we consider providing supplemental pro forma financial information to demonstrate the effect on the unaudited pro forma financial statements of the exchange of all remaining PBF LLC Series A Units for shares of PBF Energy Class A common stock. We believe such information is useful to potential investors. However, such potential exchanges are not directly attributable to the offering. The SEC Division of Corporation Finance – Financial Reporting Manual Topic 3.3220.3 states, “Adjustments reflected in the pro forma adjustments column should give effect to events that are directly attributable to each specific transaction and factually supportable.” Accordingly, we propose providing supplemental information in the footnotes that explains our pro forma adjustments that discloses the further impact of the potential exchange of the remaining PBF LLC Series A Units for shares of PBF Energy Class A common stock.

Accordingly, the Company advises the Staff that it will include in a subsequent pre-effective amendment to the Registration Statement the following additional disclosure in the footnotes to the Unaudited Pro Forma Consolidated Financial Statements:

•

At the end of Footnote (c), page 54 of the Registration Statement: “Future exchanges of our Class A common stock for PBF LLC Series A Units by our existing owners could result in changes to our deferred tax asset, deferred tax liabilities and amounts owed under our tax receivable agreement. Assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering, we would record a deferred tax asset of $796.2 million, a payable to related parties pursuant to our tax receivable agreement of $655.8 million, deferred tax liabilities of $287.8 million, and a decrease of $147.4 million to additional paid-in-capital. These unaudited amounts have not been included in our pro forma financial statements as these transactions are not directly attributable to the offering. They are presented only as supplemental information and do not necessarily reflect the actual amount of PBF LLC Series A Unit sale or exchange transactions that may occur subsequent to the offering.”

•

At the end of Footnote (e), page 54 of the Registration Statement: “Future exchanges of our Class A common stock for PBF LLC Series A Units by our existing owners will result in changes to our noncontrolling interest. Assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering, our pro forma noncontrolling interest would be zero and our stockholders’ equity attributable to be PBF would be $1.3 billion. This unaudited amount has not been included in our pro forma financial statements as these transactions are not directly attributable to the offering. It is presented only as supplemental information and does not necessarily reflect the actual amount of PBF LLC Series A Unit sale or exchange transactions that may occur subsequent to the offering.”

•

At the end of Footnote (p) on page 58 of the Registration Statement: “Future exchanges of our Class A common stock for PBF LLC Series A Units by our existing owners will result in changes to our net income (loss) attributable to PBF and the net income (loss) attributable to noncontrolling interest and weighted average shares outstanding on a basic and diluted basis. Assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering, our net income attributable to PBF Energy for the nine months ended September 30, 2012 and the year ended December 31, 2011 will be $329.2 million and $183.6 million, respectively. Basic weighted average Class A shares outstanding will be 95,676,893 for both periods. Diluted weighted average Class A shares outstanding will be 96,937,555 for the nine months ended September 30, 2012 and 96,771,335 for the year ended December 31, 2011. Basic earnings per share of Class A common stock for the nine months ended September 30, 2012 and the year ended December 31, 2011 would be $3.44 per share and $1.92 per share, respectively. Our diluted earnings per share of Class A common stock for the nine months ended September 30, 2012 and the year ended December 31, 2011 would be $3.40 per share and $1.90 per share, respectively. These unaudited amounts have not been included in our pro forma financial statements as these transactions are not directly attributable to the offering. They are presented only as supplemental information and do not necessarily reflect the actual amount of PBF LLC Series A Unit sale or exchange transactions that may occur subsequent to the offering.

* * * *

In connection with the above, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission

H. Roger Schwall

Michael Fay

Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.